Morgan Stanley International Value Equity Fund
522 Fifth Avenue
New York, NY 10036
December 22, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley International Value Equity Fund (File No. 333-53546; 811-10273)
Dear Mr. Greene:
          Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley International Value Equity Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 13 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 22, 2009.
GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.
COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	The disclosure in the section entitled “Fund Details—Principal Investment Strategies” states that the Fund invests in at least three different countries outside of the United States. Consistent with the Staff’s position regarding funds with “International” in their name, please confirm that the Fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.
Response 3. We confirm that the Fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Comment 4.	Please ensure that the font size of the table entitled “Shareholder Fees” complies with the requirements of Form N-1A.
Response 4. The font size complies with the requirements of Form N-1A.

Comment 5.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form.
Response 5. Footnote 6 to the Fee Table, disclosing the maximum possible amount of the 12b-1 fee that each class may incur, has been deleted. We believe that the remaining footnotes are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table or the Average Annual Total Return Table.

Comment 6.	In the first paragraph in the section titled “Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.
Response 6. In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its 80% “names rule” basket only if the exposure has economic characteristics similar to common stock and other equity securities of companies located outside of the United States.

Comment 7.	Confirm whether the Fund’s investments in forward foreign currency exchange contracts falls within the Fund’s 20% investment basket described in the Prospectus, which includes equity securities of companies located within the United States.
Response 7. In addition to the Fund’s 80% policy, the Fund may invest up to 20% of its assets in equity securities of companies located in the United States.

Investments by the Fund in forward foreign currency exchange contracts are not included within this 20% basket. Because the Fund may only invest up to 20% of its assets in investments other than equity securities of companies located outside of the United States, any investments in forward foreign currency exchange contracts would reduce the Fund’s ability to invest in equity securities of companies located within the United States.

Comment 8.	The “Principal Risk” section includes disclosure relating to small and medium capitalization companies. Will the Fund focus on investments in small and medium capitalization companies and if so, provide an indication of what constitutes a small capitalization company and a medium capitalization company.
Response 8. The requested disclosure has been added to the section entitled “Fund Details—Principal Investment Strategies.”

Comment 9.	The disclosure in the section titled “Fund Summary—Investment Adviser and Sub-Advisers” states that the International Equity team manages the Fund. Please confirm that every member of the team manages the Fund, otherwise please revise the disclosure.
Response 9. The Fund is managed by some, but not all, members of the International Equity team. The disclosure in this section has been revised to state that “The Fund is managed by members of the International Equity team.”
COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.	With respect to Investment Restriction #5 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Fund’s policy regarding the issuance of senior securities.
Response 10. An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”
          As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993 (tel) or (212) 404-9620 (fax). Thank you.
Best regards,
/s/ Debra Rubano
Debra Rubano

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